Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Evercore Group L.L.C.

55 East 52nd Street, 35th Floor

New York, NY 10055

June 24, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Stephany Yang, Anne McConnell, Erin Donahue and Evan Ewing

Re:	WEBTOON Entertainment Inc.

Registration Statement on Form S-1

Filed May 31, 2024, as amended

File No. 333-279863

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of WEBTOON Entertainment Inc. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 2:00 p.m. New York City time on Wednesday, June 26, 2024 or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Kirkland & Ellis LLP, may request by telephone to the staff of the U.S. Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus. We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

Very truly yours,

Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Evercore Group L.L.C.
as representatives of the several underwriters

Goldman Sachs & Co. LLC

By:	/s/ Charlie Black
Name: Charlie Black
Title: Managing Director

Morgan Stanley & Co. LLC

By:	/s/ Aderike Ajao
Name: Aderike Ajao
Title: Vice President

J.P. Morgan Securities LLC

By:	/s/ Beau Freker
Name: Beau Freker
Title: Executive Director

Evercore Group L.L.C.

By:	/s/ Zaheed Kajani
Name: Zaheed Kajani
Title: Senior Managing Director